SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNOUNCEMENT OF TRANSACTION WITH RELATED PARTY

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 OPEN COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby in compliance with Annex 30-XXXIII of CVM Instruction No. 552, dated October 9, 2014, informs its shareholders and the market in general of the following related party transaction:

Related Party Names	Breitener Tambaqui S.A., Breitener Jaraqui S.A. (controlled by Petróleo Brasileiro S.A. – Petrobras) , Centrais Elétricas Brasileiras S.A. (Eletrobras), Petróleo Brasileiro S.A (Petrobras)
Issuer Relationships	Breitener Tambaqui and Breitener Jaraqui are companies controlled by Petrobras, which, in turn, is a mixed-capital company controlled by the Federal Government such as Eletrobras
Date of the transaction	April 7, 2021
Object of the Agreement	Judicial agreement contemplating 7 (seven) lawsuits filed by Breitener Tambaqui and Breitener Jaraqui, together or separately, against Amazonas Energia and Eletrobras, the latter as a joint and several liability.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Main Terms and Conditions

•                  Debtor (Amazonas Energia) entered into Commercial Operation contracts OC 1816/2005 and OC 1815/2005 with PIES, whose object is the supply of electricity by PIES, with Eletrobras, in turn, as guarantor financial assistance in said contracts;

• These lawsuits have their origins prior to the debtor's privatization and unbundling, for segregation of electricity generation and transmission activities, and it is certain that Eletrobras' participation in the aforementioned legal agreements does not constitute a new guarantee in favor of the Debtor, but rather the settlement of previous debts, executed in legal proceedings, to which Eletrobras is a party, given its status as guarantor;

• The agreement involves payment in installments of the total amount of R$ 436,024,899.52, updated until 01/18/2021;

• The seven lawsuits, brought by Breitener Tambaqui and Breitener Jaraqui, together or separately, against Amazonas Energia and Eletrobras, will be suspended until the payments are fully settled;

• The amount transacted will be settled by the debtor (Amazonas Energia S/A) in 60 installments calculated using the constant amortization system - SAC;

• The installments will be updated based on 124.75% of the CDI, from 1/18/2021 until their full settlement;

• Eletrobras is jointly and severally responsible for complying with the agreement.

Detailed justification of the reasons why the Company's Management considers that the transaction observed commutative conditions or provides for adequate compensatory payment

The conclusion of the agreement in question will end several legal issues and costs that may come with the continuation of the dispute;

In addition, it mitigates risks of blockages at Eletrobras once it equates the payment by Amazonas Energia itself

The term update rate is the same rate used in operations between Amazonas Energia and Petrobras, which were subsequently assumed by Eletrobras to make the privatization process feasible.

Eventual participation of the counterparty, its partners or administrators in the decision process of the issuer's subsidiary regarding the transaction or the negotiation of the transaction as representatives of the Company, describing these interests.	N/A

Rio de Janeiro, April 16, 2021.

Elvira Cavalcanti Presta

CEO (Interim) and CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.